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                               March 14, 2023

       Deanna Kirkpatrick, Esq.
       Partner
       Davis Polk & Wardwell LLP
       450 Lexington Avenue
       New York, NY 10017

                                                        Re: ADC Therapeutics SA
                                                            Schedule TO-I filed
March 6, 2023
                                                            File No. 005-91517

       Dear Deanna Kirkpatrick:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as in your offering materials.

       Schedule TO-I filed March 6, 2023

       Item 7. Source and Amount of Funds or Other Consideration, page 3

   1.                                                   The cross reference in
Item 7(b) to Section 6 of the Exchange Offer appears to be
                                                        inappropriate, as
Section 6 sets forth the conditions to the consummation of the Exchange
                                                        Offer rather than any
material conditions to any financing of consideration to be provided in the Exchange Offer.
See Item 1007(b) of Regulation M-A. Please revise.
       Exhibit (a)(1)(A)     Offer to Exchange Eligible Options for New Options
       Conditions of the Exchange Offer, page 20

   2. Refer to the condition listed in the first bullet point in this section. Subpart (iii) of this condition allows you to
terminate the offer if there occurs any change that "could
                                                        materially affect our
business, condition (financial or other), assets, income, operations, prospects or share
ownership." As drafted, the condition is extremely broad, since it is not linked to any negative
changes in these metrics. Please revise or advise. Refer also to the
 Deanna Kirkpatrick, Esq.
FirstName
Davis Polk LastNameDeanna
            & Wardwell LLP Kirkpatrick, Esq.
Comapany
March      NameDavis Polk & Wardwell LLP
       14, 2023
March2 14, 2023 Page 2
Page
FirstName LastName
         third from the last bullet point on page 21.
3. Refer to the condition listed in the first bullet point at the top of page 21. Given recent events, revise to clarify what is meant by "any suspension of payments with respect to banks in the United States." Specifically, explain whether this condition is triggered by a suspension of payments by one or more than one (specify how many) banks in the United
         States. If this condition was triggered by recent events, please so indicate and revise to explain how ADC Therapeutics intends to proceed.
Information Concerning ADC Therapeutics; Financial Information, page 22

4. Refer to Item 10 of Schedule TO. To the extent that you are incorporating by reference financial statements in other filings by ADC Therapeutics, revise to expressly do so and to identify where the specific information may be found within the applicable filing(s). See
         Instruction 3 to Item 10 of Schedule TO.
5. See our last comment above. Where a filing person elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO and telephone interpretation
         I.H.7 in the July 2001 supplement to our    Manual of Publicly
Available Telephone
         Interpretations    available on the Commission   s website at
http://www.sec.gov. Please
         revise to include the information required by Item 1010(c) of Regulation M-A in the revised Offering Memorandum and disseminate the amended disclosure in the same manner as the original offer materials.
6. In your response letter, explain why you do not believe pro forma financial information is material in the context of this exchange offer, or revise to provide such information in the amended disclosure document. See Item 1010(b) of Regulation M-A and
Item 10 of
         Schedule TO.
7. Refer to Instruction 8 to Item 10 of Schedule TO. To the extent that ADC Therapeutics'
         financial statements are not prepared in accordance with US GAAP, please provide the additional disclosure required by this Instruction.
 Deanna Kirkpatrick, Esq.
Davis Polk & Wardwell LLP
March 14, 2023
Page 3



        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202)
551-8573.



FirstName LastNameDeanna Kirkpatrick, Esq.                  Sincerely,
Comapany NameDavis Polk & Wardwell LLP
                                                            Division of
Corporation Finance
March 14, 2023 Page 3                                       Office of Mergers &
Acquisitions
FirstName LastName